Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8679 MKUTNER@sidley.com

December 18, 2023

Emily Rowland
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Trust”)
File Nos.: 033-63560 and 811-7762
Post-Effective Amendment Nos. 110 and 111 to the Trust’s Registration Statement on Form N-1A

Dear Ms. Rowland:

Thank you for your comments regarding Post-Effective Amendment No. 110 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2023 (the “Short Duration High Yield Municipal Fund PEA”) and Post-Effective Amendment No. 111 to the Trust’s registration statement on Form N-1A, filed with the Commission on October 16, 2023 (the “High Yield Municipal Fund PEA,” and together with the Short Duration High Yield Municipal Fund PEA, the “PEAs”). The Short Duration High Yield Municipal Fund PEA was filed for the purpose of registering shares of the First Eagle Short Duration High Yield Municipal Fund (the “Short Duration High Yield Municipal Fund”), a new series of the Trust. The High Yield Municipal Fund PEA was filed for the purpose of revising (1) the name, investment objective and principal investment strategy, and the associated risks; and (2) the fees and expenses, including the implementation of a revised contractual expense limitation arrangement, of the First Eagle High Income Fund (to be renamed the First Eagle High Yield Municipal Fund) (the “High Yield Municipal Fund,” and together with the Short Duration High Yield Municipal Fund, the “Funds”), a series of the Trust. This letter responds to your comments, which you provided to us by telephone on November 16, 2023.

Below, we describe changes the Trust will make to the PEAs in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the Filing, as defined below.

We anticipate making one or more filings of a post-effective amendment to the Funds’ registration statement delaying effectiveness of the PEAs. We also anticipate making the applicable changes

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), on or about December 27, 2023, with immediate effectiveness (the “Filing”). All text changes described below will be implemented substantially as noted here, though some variation in the Filing may be appropriate.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the PEAs.

GENERAL COMMENTS

1.	COMMENT: You asked that the Funds please provide its responses to the Staff’s comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Funds’ responses. You also asked that the Funds provide the Staff with a marked draft of the Filing showing the revisions to the disclosure. You noted that the Funds and management are responsible for the accuracy of the disclosure notwithstanding any review by the Staff.

RESPONSE: The Funds’ responses to the Staff’s comments are included herein, and the Funds will provide a marked copy of the Filing to the Staff as requested.

2.	COMMENT: You noted that where a comment is made to one section of the PEAs, the comment is applicable to all similar disclosure appearing elsewhere in the PEAs.

RESPONSE: The Funds will incorporate the Staff’s comments throughout the Filing.

High Yield Municipal Fund Prospectus (and to the extent applicable, the Short Duration High Yield Municipal Fund Prospectus):

GENERAL

3.	COMMENT: You asked that the High Yield Municipal Fund please update its name on EDGAR in connection with the filing.

RESPONSE: The Fund will update its name on EDGAR in connection with the filing.

FEES AND EXPENSES

4.	COMMENT: You asked the Fund to revise the Footnote *** (“‘Other Expenses’ are based on estimated expenses for the current fiscal year to reflect certain changes to the Fund’s principal investment strategies; actual expenses may vary.”) to indicate that “Other Expenses” are restated to reflect estimated expenses for the current fiscal year due to changes to the Fund’s principal investment strategies.

RESPONSE: The Fund will revise Footnote *** as follows:

“Other Expenses” are restated to reflect ~~based on~~ estimated expenses for the current fiscal year due to ~~reflect certain~~ changes to the Fund’s principal investment strategies; actual expenses may vary.

PORTFOLIO TURNOVER

5.	COMMENT: With respect to the section titled “Portfolio Turnover Rate,” you asked that the following be deleted: “There are transaction costs due to the bid/ask spread in the case of bonds or commissions in the case of stocks.” You noted that this disclosure is neither required nor permitted.

RESPONSE: The Fund will delete the sentence quoted above.

6.	COMMENT: You asked that since the Fund’s portfolio is being repositioned as a result of the changes to the Fund’s principal investment strategies that the Fund include disclosure regarding any anticipated variation in the portfolio turnover rate in the SAI in response to Item 16(e) of Form N-1A.

RESPONSE: The Fund will add a footnote to the table in the Portfolio Turnover section of the SAI describing the anticipated variation in the Fund’s portfolio turnover rate as a result of the changes to the Fund’s principal investment strategies, substantially as follows:

The Fund anticipates that 100% of its portfolio will turnover as a result of the changes to the Fund’s principal investment strategies. Although the Fund cannot predict its annual portfolio turnover rate following the repositioning of the Fund’s portfolio, it is generally not expected to exceed 50% under normal conditions.

PRINCIPAL INVESTMENT STRATEGIES

7.	COMMENT: You asked the Fund to disclose in its principal investment strategies how the Adviser decides whether to sell Fund investments. You asked that it be summarized in the principal investment strategy in response to Item 4 of Form N-1A with a more full description in response to Item 9 of Form N-1A.

RESPONSE: The Fund will revise its disclosure to include the following: “In deciding whether to sell a security, the Adviser considers various factors related to the market and the portfolio, which may include whether: a security has become overvalued; the Adviser detects credit deterioration or modifies its portfolio strategy, such as sector and/or state allocations; or a security exceeds the portfolio’s diversification targets.”

8.	COMMENT: You noted that the disclosure states that: “[t]he Fund ‘counts’ relevant derivative positions towards its ‘80% of assets’ allocation and, in doing so, values each position at the price at which it is held on the Fund’s books (generally market price, but anticipates valuing each such position for purposes of assessing compliance with this test at notional value in connection with new rules requiring that treatment, which come into effect in 2025).” You noted that the Staff would not object if the Fund values derivative positions at notional value before the new rules are effective.

RESPONSE: The Fund acknowledges this Staff comment.

9.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategies in response to Item 4 of Form N-1A includes the following sentence: “A debt instrument’s ‘duration’ is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates.” You asked that the Fund describe any criteria that it uses as to duration or alternatively, to strike this sentence. You asked that if the Fund does use criteria as to duration, include after this sentence or in response to Item 9 of Form N-1A, an example of duration (for instance, a duration of 3 years would be expected to…).

RESPONSE: The Fund will revise its disclosure in response to Item 9 of Form N-1A to include the following with respect to “duration”: “A debt instrument’s “duration” is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Generally, debt instruments with long maturities and low coupons have the longest durations. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations. For example, if a debt instrument has a duration of five years and interest rates increase (decrease) by 1%, then the value of that debt instrument would be expected to decline (increase) by approximately 5%.”

10.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategy in response to Item 4 of Form N-1A includes the following sentence: “The Fund may also invest (typically for hedging purposes or to manage the effective maturity or duration of securities in the Fund’s portfolio) in derivative instruments such as options, futures contracts and options on futures contracts, and interest rate swaps.” You asked that the Fund specify the effective duration, if there is any.

RESPONSE: While the Fund’s investment strategies do not refer to criteria for effective maturity or duration, the Fund may invest in derivative instruments, such as options, futures contracts and options on futures contracts, and interest rate swaps, to manage the effective maturity or duration of the Fund’s portfolio, for example, in relation to the indices against which the Fund measures it performance. The Fund respectfully declines to make any changes to the highlighted disclosure at this time.

11.	COMMENT: You asked that the following be deleted: “The Fund may invest in securities with any investment rating or time to maturity.” You asked that the sentence be deleted because the Fund will make significant investment in below investment grade and over 10 year maturity.

RESPONSE: The Fund will revise its disclosure to clarify that while the Fund will generally maintain, under normal market conditions, an investment portfolio with an overall weighted average maturity of greater than 10 years and, under normal market conditions, will invest at least 65% of its net assets in low- to medium-quality bonds rated BBB/Baa or lower at the time of purchase by at least one independent rating agency or, if unrated, judged by the Fund’s Adviser to be of comparable quality, the Fund may invest in securities with any investment rating or time to maturity.

12.	COMMENT: You asked that the Fund remove the cross reference to the More Information about the Fund’s Investments section from the Fund’s Summary. You noted that the Staff does not believe cross references in the Fund’s Summary are appropriate.

RESPONSE: The Fund respectfully declines to make any changes to the cross references at this time. The Fund notes that these cross references are intended to refer readers to sections that include additional information about the Fund’s investment strategy in response to Item 9 of Form N-1A.

PRINCIPAL INVESTMENT RISKS

13.	COMMENT: With respect to the Fund’s Credit and Interest Rate Risk, you asked the Fund to address the risks of investing in longer-duration interest rate investments, including with regard to sensitivity to interest rate changes and volatility. You also asked that the Fund update this disclosure to make it more current. You asked the Fund to revise the disclosure to address the impact of both potential interest rate increases and decreases on the Fund’s portfolio.

RESPONSE: The Fund will revise the Credit and Interest Rate Risk as follows:

Credit and Interest Rate Risk — The value of the Fund’s portfolio may fluctuate in response to the risk that the issuer of a bond or other instrument will not be able to make payments of interest and principal when due. In addition, fluctuations in interest rates can affect the value of debt instruments held by the Fund. A debt instrument’s “duration” is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Generally, debt instruments with long maturities and low coupons have the longest durations. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations. Recent market conditions and events, including increases in interest rates ~~a global public health crisis and actions taken by governments in response~~, may exacerbate the risk that borrowers will not be able to make payments of interest and principal when due. During periods of decreasing or prolonged low interest rates, financial markets in which the Fund invests could be negatively affected by, for example, increased volatility, reduced value and liquidity of the Fund’s investments, and perceptions of broader economic decline. In addition, there is risk of significant future rate moves and related economic and market impacts. ~~As of the date of this Prospectus, there have been significant recent rates increases in the United States to combat inflation in the U.S. economy, and additional rate increases are possible.~~ Credit spread risk is the risk that economic and market conditions or any actual or perceived credit deterioration may lead to an increase in the credit spreads (i.e., the difference in yield between two securities of similar maturity but different credit quality) and a decline in price of an issuer’s securities.

14.	COMMENT: With respect to the Fund’s Swaps Risk, you asked that the Fund address the risks of interest rate swaps given that interest rate swaps are the types of swaps identified as being part of the Fund’s principal investment strategy.

RESPONSE: The Fund will revise the Swaps Risk as follows:

Swaps Risk — Swap agreements (including interest rate, total return, credit default and index) are derivatives contracts where the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. In addition to the risks generally applicable to derivatives, risks associated with swap agreements include adverse changes in the returns of the underlying instruments, failure of the counterparties to perform under the agreement’s terms and the possible lack of liquidity with respect to the agreements. In addition, interest rate swaps may fail to perform as intended and may not offset adverse changes in interest rates fully or at all. Interest rate swaps may also reduce the Fund’s gains due to favorable changes in interest rates and result in losses to the Fund. Counterparties to interest rate swaps are subject to manipulation in the marketplace of the floating rate benchmarks, which may affect the utility of interest rate swaps as a hedge.

15.	COMMENT: With respect to the Fund’s LIBOR Risk, you asked the Fund to consider whether the risk is applicable to the Fund or, alternatively, to update this disclosure to make it more current.

RESPONSE: The Fund will replace the Fund’s LIBOR Risk in response to Item 4 of Form N-1A with the following:

Reference Rate Transition Risk — The Fund may be exposed to financial instruments that recently transitioned from, or continue to be tied to, the London Interbank Offered Rate (“LIBOR”). The effect of the transition away from LIBOR and the effectiveness of replacement rates remain uncertain. The Fund may be exposed to financial instruments linked to other reference rates that may also cease to be published in the future.

The Fund will replace the Fund’s LIBOR Risk in response to Item 9 of Form N-1A with the following:

Reference Rate Transition Risk — The London Interbank Offered Rate, or “LIBOR,” which had historically been the principal floating rate benchmark in the financial markets, is being discontinued. Its discontinuation has affected and will continue to affect the financial markets generally and may also affect a Fund’s operations, finances and investments specifically. The UK Financial Conduct Authority (the “FCA”), which is the regulator of the LIBOR administrator, has ceased publishing all LIBOR tenors, although certain synthetic U.S. dollar LIBOR tenors will be published through September 30, 2024 for certain legacy contracts. As an alternative to LIBOR, the market has generally coalesced around the use of the Secured Overnight Financing Rate (“SOFR”) as a replacement for U.S. dollar LIBOR. SOFR is a risk-free overnight floating rate that is currently published in multiple formats, including as an overnight rate, as a compounded average and as an index. In addition to the SOFR rate variations, other alternative floating rates have been developed and various market participants have adopted these floating rates to various degrees, although market practice remains in flux. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to alternative reference rates, or any changes announced with respect to such reforms, may result in a sudden or prolonged increase or decrease in the reported reference rates and the value of reference rate-based loans and securities. The effects of these potential changes on us, issuers of instruments in which we invest and financial markets generally and the effectiveness changes of already made, remain uncertain.

A Fund’s credit facility utilizes a SOFR-based reference rate. There is no assurance that SOFR-based rates, as modified by an applicable spread adjustment, will be the economic equivalent of U.S. dollar LIBOR. SOFR-based rates will differ from U.S. dollar LIBOR, and the differences may be material. SOFR-based rates or other alternative reference rates may be an ineffective substitute for LIBOR, resulting in prolonged adverse market conditions for a Fund. If a Fund invests in instruments that utilize an alternative reference rate that falls out of favor, the value of such instrument may decline due to a lack of liquidity or other factors.

16.	COMMENT: With respect to the Fund’s Income Risk, you asked the Fund to update this disclosure to address the impact of potential interest rate increases on the Fund’s portfolio.

RESPONSE: The Fund will revise the Income Risk as follows:

Income Risk — The Fund may experience a decline in its income due to falling interest rates, earnings declines, ~~or~~ income decline within a security or default of an issuer of a security. During periods of increasing or prolonged high interest rates, among other things, borrowing costs may increase, fewer issuances of securities and decreased liquidity may occur and/or an issuer of a security may be unable to refinance existing debt obligations and/or make income payments. The amount and rate of distributions that the Fund’s shareholders receive are affected by the income that the Fund receives from its portfolio holdings. If the income is reduced, distributions by the Fund to shareholders may be less.

17.	COMMENT: With respect to the Fund’s Municipal Issuer Focus Risk, you asked the Fund to disclose any geographic areas or sectors in which it is expected that the Fund will have significant exposure to in both the Fund’s risks and principal investment strategies.

RESPONSE: The Fund will add the following disclosure to its principal investment strategies and add risk disclosure for tax obligation, education, transportation and industrial revenue securities to the Prospectus and SAI:

While the municipal issuers in which the Fund invests may be located in the same geographic area or may pay their interest obligations from revenue of similar projects, such as hospitals, airports, utility systems and housing finance agencies, as of the date of this prospectus, the Fund does not expect that it will have significant exposure to any particular geographic area. The Fund expects that it will have significant exposure to tax obligation, education, transportation and industrial revenue securities.

18.	COMMENT: With respect to the Fund’s Strategy Transition Risk, you asked that the Fund update this disclosure to indicate how long it is expected for the Fund to fully transition to its new principal investment strategies.

RESPONSE: The Fund will add the following disclosure to the Fund’s Strategy Transition Risk:

It is anticipated that the Fund’s portfolio will be repositioned on or before February 1, 2024.

19.	COMMENT: You asked that the Fund remove the cross reference to the More Information about the Fund’s Investments section from the Fund’s Principal Investment Risks.

RESPONSE: The Fund respectfully declines to make any changes to the cross references at this time. The Fund notes that these cross references are intended to refer readers to sections that include additional information about the Fund’s investment strategy in response to Item 9 of Form N-1A.

INVESTMENT RESULTS

20.	COMMENT: Since the Fund’s fiscal year end is other than a calendar year, you asked that the Fund include the year-to-date return information as of the end of the most recent fiscal quarter as a footnote to the bar chart in response to Item 4(b)(2)(ii) of Form N-1A.

RESPONSE: The Fund will revise the disclosure to include year-to-date return information as of September 30, 2023 as a footnote to the bar chart.

MANAGEMENT TEAM

21.	COMMENT: Since John V. Miller will join First Eagle Investment Management, LLC after the Filing is expected to be effective, you asked that the Fund disclose only those portfolio managers that serve as the Fund’s portfolio managers as of the expected effective date for the Filing. You asked the Fund to state, if true, that the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. You asked that for each of the Fund’s portfolio managers, that the Fund disclose when each started managing the Fund.

RESPONSE: In addition to the Filing, the Fund will file a supplement intended to be a “reverse sticker” which will be eliminated on January 2, 2024 when Mr. Miller joins First Eagle Investment Management, LLC, and begins to serve as the Fund’s Portfolio Manager and takes over the day-to-day management of the Fund. The reverse sticker will indicate that Mr. Miller will be primarily responsible for the day-to-day management of the Fund and serve as the Fund’s Portfolio Manager beginning on January 2, 2024 and that through January 1, 2024, Bryce Pickering will be primarily responsible for the day-to-day management of the Fund. The Filing will indicate that Mr. Miller is primarily responsible for the day-to-day management of the High Yield Municipal Fund and has served as the High Yield Municipal Fund’s Portfolio Manager since January 2024.

MORE INFORMATION ABOUT THE FUND’S INVESTMENTS

22.	COMMENT: You asked that the changes made to the Summary Principal Investment Strategies and Summary Principal Investment Risks sections of the Fund’s prospectus be applied in response to Item 9 of Form N-1A. You noted that disclosure in response to Item 4 of N-1A should be a summary of disclosure in response to Item 9 of Form N-1A and that the Fund’s description of its principal investment strategies in response to Item 9 of Form N-1A should be expanded, including to describe how the Adviser decides which investments to buy and to sell.

RESPONSE: The Fund will revise the disclosure to add the following to the Fund’s Item 9 disclosure:

The Adviser uses a bottom-up fundamental analysis to screen for issuers that meet its investment team’s fundamental tests of creditworthiness. The Adviser’s investment team favors those issuers with attractive return potential from a combination of price improvement and yield through solid coverage of debt service and a priority lien on hard assets, dedicated revenue streams or tax resources. Strategic inputs into the investment team’s analysis include credit analysis, security structure, sector analysis and yield curve positioning. In constructing the Fund’s portfolio, the Adviser’s investment team invests in various sectors, states and issuers to create a diversified portfolio and seeks to invest in a large number of sectors, states and specific issuers in order to help mitigate the portfolio from events that may affect any individual industry, geographic location or credit. The Adviser’s investment team seeks to limit exposure to individual credits, mitigate interest rate risk and maximize overall call protection. In assessing the Fund’s portfolio, the Adviser’s investment team considers position sizing, performance and attribution analysis, duration management and leverage analysis. In analyzing the Fund’s exposure to sectors, the Adviser’s investment team continuously assesses key issues and trends impacting each sector, evaluates factors within each sector, such as historical default rates and average credit spreads, provides top-down analysis that supports decisions to overweight or underweight a particular sector.

23.	COMMENT: You asked the Fund to disclose whether the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. You asked that if so, explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance in response to Item 9(b)(1), Instruction 7, of Form N-1A.

RESPONSE: The Funds will revise their disclosure to add the following:

Active and Frequent Trading. Each Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies, and the High Yield Municipal Fund will do so in order to fully reposition the Fund’s portfolio to align with the principal investment strategies changes effective December 27, 2023, which could increase their transaction costs (thereby lowering its performance) and may increase the amount of taxes that you pay. Frequent and active trading may cause adverse tax consequences for shareholders by increasing the amount of a Fund’s realized capital gains, which in turn may result in increased taxable distributions to shareholders, and by increasing the portion of the Fund’s realized capital gains that are short-term capital gains, which when distributed are generally taxable to shareholders that are individuals at ordinary income rates.

24.	COMMENT: With respect to the Fund’s Credit and Interest Rate Risk, you asked the Fund to indicate that it “will invest,” rather than “may invest,” in debt instruments that are below investment grade, commonly known as “high yield” or “junk” bonds, to match the Fund’s principal investment strategy.

RESPONSE: The Fund will revise the disclosure consistent with the Staff’s comment.

Short Duration High Yield Municipal Fund Prospectus:

GENERAL

25.	COMMENT: You asked that where a comment that was made to the High Yield Municipal Fund prospectus is applicable to the Short Duration High Yield Municipal Fund prospectus, and not otherwise referred to below, that the comment is applied to the Short Duration High Yield Municipal Fund prospectus.

RESPONSE: The Fund will revise the disclosure consistent with the Staff’s comment.

PROSPECTUS COVER

26.	COMMENT: You asked the Fund to update the reference to the High Yield Municipal Fund’s former name on the cover to the Fund’s prospectus.

RESPONSE: The Fund will revise the disclosure consistent with the Staff’s comment.

FEES AND EXPENSES

27.	COMMENT: You asked the Fund to provide a completed Fee Table and Expense Examples for the Staff’s review.

RESPONSE: The completed Fee Table and Expense Examples are as follows:

	Class A	Class I	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)	2.50	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price)	1.00*	None	None
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)
Management Fees**	0.45	0.45	0.45
Distribution and/or Service (12b-1) Fees	0.25	None	None
Other Expenses***
Interest and Related Expenses****	0.85	0.85	0.85
Remainder of Other Expenses	0.51	0.51	0.51
Total Annual Operating Expenses (%)	2.06	1.81	1.81
Fee Waiver and/or Expense Reimbursement**	(0.36)	(0.36)	(0.36)
Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement (%)	1.70	1.45	1.45
*	A contingent deferred sales charge of 1.00% may apply on certain redemptions of Class A shares made within 18 months following a purchase of $250,000 or more without an initial sales charge.
**	First Eagle Investment Management, LLC (the “Adviser”) has contractually agreed to waive and/ or reimburse certain fees and expenses of Classes A, I and R6 so that the total annual operating expenses (excluding interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, dividend and other expenses relating to short sales, and extraordinary expenses, if any) (“annual operating expenses”) of each class are limited to 0.85%, 0.60% and 0.60% of average net assets, respectively. Each of these undertakings lasts until February 28, 2025 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed that each of Classes A, I and R6 will repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed the lesser of: (1) 0.85%, 0.60% and 0.60% of the class’ average net assets, respectively; or (2) if applicable, the then-current expense limitations. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.
***	“Other Expenses” are based on estimated expenses for the current fiscal year; actual expenses may vary.

**** Includes interest expense and fees paid on Fund borrowings and/or interest and related expenses from inverse floaters.

Example

The following example is intended to help you compare the cost of investing in the Short Duration High Yield Municipal Fund with the cost of investing in other mutual funds. This hypothetical example assumes you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem all shares at the end of those periods. The example also assumes the average annual return is 5% and operating expenses remain the same (except that the fee waiver is taken into account only for the one-year expense example). Please keep in mind your actual costs may be higher or lower.

Share Status	1 Year	3 Years
Class A
Sold or Held	$418	$846
Class I
Sold or Held	$148	$534
Class R6
Sold or Held	$148	$534

PRINCIPAL INVESTMENT STRATEGIES

28.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategies in response to Item 4 of Form N-1A includes the following sentence: “A debt instrument’s ‘duration’ is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates.” You asked that the Fund describe any criteria that it uses as to duration or alternatively, to strike this sentence. You asked that if the Fund does use criteria as to duration, include after this sentence or in response to Item 9 of Form N-1A, an example of duration (for instance, a duration of 3 years would be expected to…).

RESPONSE: Please see the response to Comment 9 above.

29.	COMMENT: You asked that the Fund remove the second instance of disclosure in the section indicating that debt instruments rated below investment grade are commonly known as “high yield” or “junk” bonds.

RESPONSE: The Fund will revise the disclosure consistent with the Staff’s comment.

30.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategy in response to Item 4 of Form N-1A includes the following sentence: “The Fund may also invest (typically for hedging purposes or to manage the effective maturity or duration of securities in the Fund’s portfolio or for speculative purposes in an effort to increase the Fund’s yield or to enhance returns) in derivative instruments such as options, futures contracts and options on futures contracts, and interest rate swaps.” You asked that the Fund explain why this sentence refers to investing in derivatives to manage effective maturity or delete the reference to “effective maturity,” given that the Fund does not appear to have effective maturity criteria.

RESPONSE: While the Fund’s investment strategies do not refer to criteria for effective maturity, the Fund may invest in derivative instruments, such as options, futures contracts and options on futures contracts, and interest rate swaps, to manage the effective maturity of the Fund’s portfolio, for example, in relation to the indices against which the Fund measures it performance. The Fund respectfully declines to make any changes to the highlighted disclosure at this time.

31.	COMMENT: You asked that the following be deleted: “The Fund may invest in securities with any investment rating or time to maturity.” You asked that the sentence be deleted because the Fund will make significant investment in below investment grade and with maturities to allow the Fund to maintain an investment portfolio with a weighted average effective duration of less than 4.5 years.

RESPONSE: The Fund will revise its disclosure to clarify that while the Fund will, under normal market conditions, generally maintain an investment portfolio with a weighted average effective duration of less than 5 years and generally invests at least 65% of its net assets in low- to medium-quality bonds rated BBB/Baa or lower at the time of purchase by at least one independent rating agency or, if unrated, judged by the Fund’s Adviser to be of comparable quality, the Fund may invest in securities with any investment rating or time to maturity.

PRINCIPAL INVESTMENT RISKS

32.	COMMENT: You asked that the Fund include “New Fund Risk” in this section.

RESPONSE: The Fund will add the following New Fund Risk in response to Item 4 of N-1A:

New Fund Risk — The Fund may not be successful in implementing its investment strategy, and its investment strategy may not be successful under all future market conditions, either of which could result in the Fund being liquidated at some future time without shareholder approval and/or at a time that may not be favorable for certain shareholders. New funds may not attract sufficient assets to achieve investment, trading or other efficiencies.

INVESTMENT RESULTS

33.	COMMENT: You asked the Fund to supplementally identify the broad-based index against which the Fund’s performance will be measured.

RESPONSE: The broad-based index against which the Fund’s performance will be measured will be the Bloomberg US Aggregate Bond Index. In addition, the Fund will measure its performance against the S&P Short Duration Municipal Yield Index.

34.	COMMENT: You asked the Fund to provide a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future in response to Item 4(b)(2)(i) of Form N-1A.

RESPONSE: The Fund will revise the disclosure consistent with the Staff’s comment.

High Yield Municipal Fund and Short Duration High Yield Municipal Fund Statement of Additional Information:

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

35.	COMMENT: With respect to the Funds’ Covered Option Writing, LIBOR, Reverse Repurchase Agreements and Short Sales disclosure, you asked that the Funds update these disclosures, among others, to make them more current, including to address changes related to Rule 18f-4 under the 1940 Act.

RESPONSE: The Funds will revise the disclosures consistent with the Staff’s comment.

36.	COMMENT: You asked that since the Fund’s portfolio is being repositioned as a result of the changes to the Fund’s principal investment strategies that the Fund include disclosure regarding any anticipated variation in the portfolio turnover rate in the SAI in response to Item 16(e) of Form N-1A.

RESPONSE: Please see the response to Comment 6 above.

****

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner
Matthew J. Kutner (as Attorney for the Funds)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP

John M. Ekblad, Sidley Austin LLP